November 12, 2007

Via EDGAR (Correspondence) and Courier

Mr. Michael Moran
Branch Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	ENERSIS S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 1-12440

Dear Mr. Moran:

By letter dated September 28, 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”).  In response to your comments and on behalf of the Company, I have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

ENERSIS S.A. Form 20-F for the year ended December 31, 2006

Critical Accounting Policies, page 83

1.
None of the critical accounting practices that you include in your current disclosures include the sensitivity analysis or other quantitative information.  Prospectively, revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

Response:

We duly note the Staff’s comment and will prospectively revise the disclosure of critical accounting policies in future filings on Form 20-F.  We have provided further quantitative information and sensitivity analysis for only the last of the Critical Accounting Policies, “Pension and post-retirement benefits liabilities,” because it is the only one in which it was reasonably available.   In three of the remaining Critical Accounting Policies; namely, “Impairment of long-lived assets,” “Impairment of goodwill” and “Estimation of fair value of certain energy contracts under U.S. GAAP,” we are faced with estimations and models that rely on a large number of variables that are interrelated and cannot be examined independently.  If a sensitivity analysis were carried out on any one variable while keeping the others constant, we believe that it would not yield meaningful information precisely because of the high correlation (positive or negative) between these variables.

 For “Regulatory Asset and Deferred Cost” we have added prospective language of what we intend to disclose in our 2007 Form 20-F if this item continues to be a critical accounting policy.  As of this filing date, there is no certainty that this item will continue as such.  The remaining critical accounting policy, “Litigation and Contingencies”, is not susceptible to sensitivity analysis.

Assuming that the critical accounting policies prevailing for the twelve-month period ending December 31, 2007, remain the same as those for the prior year, and that the prevailing conditions for the year ending December 31, 2006 do not change during 2007, we currently expect that the disclosure in our 2007 Form 20-F will be substantially as follows:

Impairment of long-lived assets

In accordance with Chilean GAAP, the Company evaluates the recoverability of the carrying amount of property, plant and equipment and other long-lived assets in relation to its recoverable value (calculated based on the operating performance and future undiscounted cash flows of the underlying business), evaluated on an entity by entity basis, in order to determine whether there is an indication of impairment.  These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

not be fully recoverable.  Impairment is recorded based on “useful value” (“useful value” is the present value of estimated future cash flows) compared with current carrying amounts.  The factors considered in determining the recoverability of long-lived assets depend on the Company’s business plan expectations, including a macroeconomic framework with considerations regarding GDP growth, inflation, interest and exchange rates, estimations of expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, and variable and fixed costs, among others, all of which have a significant impact on the calculation.

Impairment of our property, plant and equipment, and other long-lived assets could have a materially adverse impact on our operating income in any given period depending on the results of impairment tests.  For the years ending December 31, 2007, 2006 and 2005, management determined that the book value of our assets did not exceed their recoverable value.

Given that certain key economic factors, weather conditions, and worldwide prices for the fuels used in the production of energy are subject to fluctuations, it is probable that forecasted operating conditions could change from one period to another.

Impairment of goodwill

Under Chilean GAAP, accounting for goodwill requires management to estimate the appropriate amortization period and evaluate the recoverability of the carrying value of goodwill in those cases where there may be an indication of a loss.  The maximum goodwill amortization period under Chilean GAAP is 20 years.  Factors that are considered in estimating the appropriate amortization period of goodwill include:

•	the foreseeable life of the business, and the expectation of future benefits associated with the business or with unidentifiable assets;

•	expected actions by competitors and potential competitors; and

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

•	legal, regulatory, or contractual provisions affecting the useful life.

The recoverability analysis for goodwill is carried out systematically at the end of every year or more frequently if such analysis is deemed necessary.

In the calculation of goodwill recoverability, we have used “useful value.”  The preparation of forecasts of future cash flows before taxes is carried out under budgets which are based on a macroeconomic framework with considerations regarding estimations for GDP growth, inflation, interest rates and exchange rates, expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, variable and fixed costs, among others, all of which have a significant impact on the calculation.  Therefore, they include the best available estimations for revenues and costs for the different companies using industry projections, past experience, and future expectations for the next five years, and reasonable growth rates for years thereon.

Based on the results of these estimations for the different cash generating units, management considers that as of December 31, 2007, recorded goodwill will be fully recoverable in the future.

Regulatory Asset and Deferred Costs

According to Brazilian law, Enersis’ distribution subsidiaries in Brazil have recognized for 2001 and 2002 a regulatory asset based on extraordinary tariff increases that was determined based on theoretical energy demand growth over a period between six and nine years beginning in 2002, in order to allow electricity companies to recover certain losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

The regulatory asset recorded by the Company’s Brazilian distribution subsidiaries, Ampla and Coelce, are [Ch$ xx] and [Ch$ yy] as of December 31, 2007.  In order to record this asset, our subsidiaries and other companies in the energy sector have agreed to forfeit any future

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.

Because of the time that has transpired to date and the expected recovery for the regulatory assets which expire in 2008 for Coelce and no later than 2011 for Ampla, the effects of any errors in these Company estimations would probably be minimal.

Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were recorded as a deferred cost by Ampla and Coelce for the years ending December 31, 2001 and 2002, respectively and amounted to Ch$ 26.0 billion and Ch$ 34.6 billion, respectively.  These costs will be recovered through future invoices, once the recovery period of the regulatory asset is concluded, without any deadlines.

Estimation of fair value of certain energy contracts under U.S. GAAP

Certain of our generation and distribution commodity contracts that are considered as derivatives required to be accounted for at fair value under U.S. GAAP.   Fair value estimates for these contracts, for which no quoted prices or secondary market exists, are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  The internal variables used in the model are historic hydrology, energy demand, fuel and coal prices, and installed capacity, among others.  External variables are foreign exchange rate, inflation, and the appropriate interest rate for discounting future cash flows.

Changes in assumptions could have a significant impact on our estimate of fair values disclosed.  As a result, such fair value amounts are subject to a significant volatility and are highly dependent on the quality of the assumptions used.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

As of December 31, 2006 and 2007, the amounts of energy contracts accounted at fair value are:

	Year ended December 31,
	2006	2007
	(in million of Ch$)
Model using internal data (1)	9,584.4	xx
Model using external data only	0	xx

(1)  The model using internal data also relies on external data.

Litigation and Contingencies

The Company is currently involved in certain legal and tax proceedings.  As discussed in note [xx] of our consolidated financial statements, as of December 31, 2007, we have accrued an estimate of the probable costs for the resolution of these claims.  We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

 Except for material proceedings described in note [xx] of our consolidated financial statements as of December 31, 2007, we are not aware as of the date of this filing of any material legal or tax proceedings.

Pension and post-retirement benefits liabilities

We sponsor several defined benefit plans for employees.  These plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation.  We provide certain additional benefits for certain retired employees as well.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

Recorded pension and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans.  In accounting for defined benefit plans, actuarial calculations are made.  These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit level, claim rates under medical plans and future medical cost.  These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material effect on our reported results from operations.  Once every three years we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as required by Technical Bulletin No. 8.

The following table shows the effect of a 1% decrease in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Projected benefit obligation	30,701	xx

The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	4,304	xx

Estimation of fair value of certain energy contracts under U.S. GAAP, page 85

2.	Prospectively, please enhance your disclosure to indicate the amount of derivative contracts on balance sheet that have been fair valued using

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

both internal models developed by the Company, as well as those which have been fair valued with external market data.

Response:

In response to the Staff’s comment, we will prospectively enhance the disclosure in future filings to indicate the amount of derivative contracts on the balance sheet that have been fair valued using internal models developed by us, those valued using external market data, and those valued using a combination of both external and internal data.

2005 Audit Report for CIEN – Companhia de Interconexao Energetica, page F-13

3.
It is unclear to us when TESA and CTM became wholly owned subsidiaries of CIEN.  If applicable, please explain to us who assumed responsibility for these subsidiary companies in the 2005 audit of CIEN.  In this regard, we note the inclusion of such subsidiaries in the 2006 CIEN audit report.

Response:

TESA and CTM have been wholly-owned subsidiaries of CIEN since their creation in 1998.  In 2005 and 2004, they were audited by Deloitte & Co.  S.R.L. ("Deloitte - Argentina").   However, Ernst & Young Auditores Independentes S.S. (Ernst & Young - Brazil) did not make reference to Deloitte - Argentina in the CIEN audit report for 2005, and instead assumed responsibility for the work of the other auditors for these companies.

In 2006, the significance of TESA and CTM, in the context of CIEN’s balance sheet and income statement, increased and in that year Ernst &Young - Brazil decided not to assume the responsibility for the work of other auditors for such subsidiaries and, therefore, included a reference to Deloitte - Argentina in their audit report.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

Deloitte – Argentina issued separate audit reports for such subsidiaries in each of the reported periods.

Note 2. Summary of Significant Accounting Policies, page F-25

4.
Based on your disclosure on page F-27 it would appear that you have been consolidating Cachoeira Dourada since January 27, 2004, although the audit reports for this company are included for the three months ended December 31, 2005 and for the year ended December 31, 2006.  In this regard, it is not clear who assumed responsibility for the audit of Cachoeira Dourada for the year 2004, or for the first nine months ended 2005.  Please advise.

Response:

On September 30, 2005, we created a subsidiary, Endesa Brasil, to act as the holding company for our Brazilian distribution, transmission, and generation assets (including Cachoeira Dourada), which were previously held through Endesa Internacional, Enersis, Endesa Chile and Chilectra S.A.  The Company began accounting for Endesa Brasil as a consolidated subsidiary as of such date.

Before this reorganization, Cachoeira Dourada was a direct subsidiary (99.61% ownership) of Lajas Inversora S.A., which in turn was a wholly-owned subsidiary of Empresa Nacional de Electricidad S.A. ("Endesa Chile"), and the latter was 59.98% owned by Enersis.

The auditors for Endesa Chile, Lajas Inversora S.A. and Cachoeira Dourada were Ernst &Young, who assumed responsibility for those companies for the year ended December 31, 2004 and for the nine-month period ended September 30, 2005 in their audit report related to Endesa Chile and subsidiaries for 2004 and 2005 (please refer to page F-5 in our 2006 Form 20-F).1

1 By way of clarification, we respectfully mention that Note (2) to the table that appears in page F-27 of our 2006 Form 20-F refers to a Colombian electricity distribution company, Codensa S.A., and to a shareholders’ agreement dated January 27, 2004.   Codensa S.A. has no connection to Endesa Brasil, Lajas Inversora or Endesa Chile.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

Note 36. Differences between Chilean and United States Generally Accepted Accounting Principles, page F-135

5.
Please discuss the adoption of FIN 46(R) from a US GAAP reconciliation perspective, and the extent applicable, please provide the disclosures required by paragraph 23-26 of FASB Interpretation no. 46(R).

Response:

From a US GAAP reconciliation perspective, the Company has adopted FIN 46 (R) “Consolidation of Variable Interest Entities,” focused on identifying and, in certain circumstances, consolidating variable interest entities as defined.   In our 2003 and 2004 Form 20-F, we disclosed this adoption under the section “Recent accounting pronouncements” and mention that FIN 46R supersedes FIN 46.  For the purpose of analyzing investments in potential variable entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interest entities previously defined as special purpose entities ("SPE's") created before February 1, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004.  The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE's for the period ended December 31, 2004….”

For our 2004, 2005 and 2006 annual reports on Form 20-F, we applied FIN 46 (R), and FIN 46 (R) had no impact for us.  Therefore, no disclosure under paragraphs 23 to 26 of FIN 46 (R) was incorporated as none of the situations described in such paragraphs were applicable for those years.

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

 (t) Derivative instruments, page F-141

6.
Your current derivative discussion does not appear to address the minimum disclosure requirements of SFAS no. 133.  For example, it does not appear you disclosed the amount of ineffectiveness with respect to your cash flow hedges.  Prospectively, please advise.  See paragraphs 44-45 of Statement no. 133.

Response:

We duly note the Staff’s comment and will prospectively enhance the disclosure of derivative instruments, as requested, particularly with respect to  paragraphs 44 and 45 of SFAS no. 133. We currently expect to include the following information related to derivatives in future filings:

“Derivative instruments”

The use of derivative instruments is one of the Company’s tools to mitigate these risks.  Hedging strategies applicable according to the terms established by our Board of Directors are as follows:

(a)	Exchange rate risk hedging policy

The exchange rate risk hedging policy for the Enersis Group is based on cash flow.  Its objective is to balance foreign currency indexed flows and the assets and liability structure in such currency.  In order to mitigate the exchange rate risk, the company has entered into financial derivative contracts, such as cross currency swaps (“CCS”) and currency forwards, which have reduced the impact of fluctuations of the exchange rate applicable to assets and liabilities subject to foreign currency volatility.

(b)	Interest rate risk hedging policy

The interest rate risk hedging policy for the Enersis Group is based on maintaining a significant level of debt not subject to interest rate variations.  We have set the desired level of fixed interest rate debt (which includes both variable rate instruments that have been swapped to fixed rate, as well as variable rate instruments with a hedging option which limits the interest variability around a desired minimum and maximum band) at approximately 70% of total debt.  When the level of variable debt

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

increases significantly above a 30% threshold, the Company uses derivative instruments, typically interest rate swaps and interest rate collars, as a tool to remain close to the desired level of maximum unhedged variable debt.

As a result of the foregoing hedging policies, the Company uses cash flow hedges primarily.  The exchange and interest rate hedging policies convert variable cash flows into fixed cash flows.  As of December 31, 2007, the maximum amount of time over which future cash flows are hedged is xx years, which corresponds to a CCS with a notional value of [yy] and a fair value of [zz].

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

Under US GAAP, for the years ended December 31, 2005, 2006 and 2007, the derivative portfolio for the Enersis Group is the following:

			Year ended December 31, (in million of $)
Accounting Classification	Risk Hedged	Derivative Instrument	2005		2006		2007
			Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Cash Flow Hedge	Exchange Rate	CCS	700,0	-193,7	725,0	-267,1	XX	XX
		Forward	0,3	0,0	-	-	XX	XX
	Interest Rate	Collar	100,0	-0,3	320,0	0,0	XX	XX
		Swap	16,7	0,1	147,5	0,5	XX	XX
Fair Value Hedge	Exchange Rate	CCS	-	-	50,0	-6,2	XX	XX
		Forward	-	-	-	-	XX	XX
	Interest Rate	Collar	-	-	-	-	XX	XX
		Swap	-	-	-	-	XX	XX
Investment	Exchange Rate	CCS	126,0	-47,1	2,5	-1,7	XX	XX
		Forward	-	-	-	-	XX	XX
	Interest Rate	Collar	85,0	0,0	0,0	-	XX	XX
		Swap	-	-	-	-	XX	XX
		Total	1.027,9	-241,0	1.244,9	-274,4	XX	XX

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

In order to allow hedge accounting classification under SFAS 133, it was necessary to fulfill strict documentation and effectiveness requirements.  Hedge accounting cannot be applied to derivatives that do not satisfy documentation requirements, and accordingly, such operations are registered according to the general treatment of derivatives (“investment contracts”).  As a result, fair value adjustments to investment contracts have a direct effect on the income statement. This is a significant difference when compared to Chilean GAAP, which is more flexible in its documentation requirements.

The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge.  Test results for 2005, 2006 and 2007 revealed that the ineffective portion of our hedging contracts were immaterial.

Net Investment Hedges:

The Company has designated certain non-derivative instruments as hedges of net investments in foreign operations.  Accounting classification for such operations is the same under Chilean GAAP and under US GAAP (see Note XXX).  The changes in the cumulative translation adjustment are shown net of foreign currency gains or losses of debt designated as hedges for foreign net investments.  Gains (Loss) related to debt designated as hedges of Ch$ 29.8 billion, (Ch$ 4.0 billion) and Ch$ x.y billion were included in the cumulative translation adjustment for the years ended December 31, 2005, 2006 and 2007, respectively.

(j) Derivative instruments, page F-157

7.
You indicate that, “the Company assessed that its commodity contracts that are requirements contracts do not meet the above definition because the contracts, do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

clause.”  Please explain to us your consideration of DIG Issue A6 regarding this issue.

Response:

Our consideration of DIG Issue A6 was carried out through a comparison of the types of contracts used in the DIG examples to the commodity contracts mentioned in our disclosure.  In all cases, the commodity contracts to which we refer in our disclosure were equivalent (with regard to the factors analyzed) to Contract 1, the example not containing explicit provisions that support the calculation of a determinable amount reflecting the buyer’s needs in DIG Issue A6.   Prospectively, in future filings, we will include, when applicable, a reference to DIG Issue A6 when discussing these commodity contracts.

*  *  *  *

Mr. Alfredo Ergas
ENERSIS S.A.
November 12, 2007

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at 562 630 9130.

Yours sincerely

By:	/s/ Alfredo Ergas S.
	Name:	Alfredo Ergas S.
	Title:	Chief Financial Officer

c.c.	Mr. Nicholas Kronfeld, Esquire (Davis, Polk & Wardwell).
Mr. Edgardo Hernández (Deloitte & Touche)
Mr. Marek Borowski (Ernst & Young)
Mr. Fernando Isac, Chief Accounting Officer
Mr. Angel Chocarro, Consolidation, Controls & Accounting Director
Mr. Nicolás Billikopf, Capital Markets & Compliance Director